UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                          SCHEDULE 13D
                         (Rule 13d-101)


 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
                            13d-1(a)
     AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                       (Amendment No. 16)*

                  Capital City Bank Group, Inc.
                        (Name of Issuer)

                  Common Stock, $.01 Par Value
                 (Title of Class of Securities)

                            13974105
                         (CUSIP Number)


J. Kimbrough Davis, P.O. Box 11248, Tallahassee, FL (850) 671-0300 (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                        January 29, 1999
     (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 13974105


  1  NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO.
     OF ABOVE PERSONS (ENTITIES ONLY)

     Robert Hill Smith


  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)
                                                       (b)
     N/A


  3  SEC USE ONLY



  4  SOURCE OF FUNDS

     PF, PN


  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)

     N/A


  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

       7       SOLE VOTING POWER         788,188.2

       8       SHARED VOTING POWER       857,539.1

       9       SOLE DISPOSITIVE POWER    788,188.2

      10       SHARED DISPOSITIVE POWER  857,539.1

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,645,727.3


 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [x]

     27,280.5


 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     18.57%


 14  TYPE OF REPORTING PERSON IN AMENDMENT NO. 16 TO SCHEDULE 13D



Item 4.  Purpose of Transaction is amended to include:

The 250,000 shares of Capital City Bank Group, Inc. ("CCBG") acquired by the Smith Family Charitable Lead Trust, reported in
Item 5(c) below, were acquired by bona fide gift from William
Godfrey Smith.

The 1,000 shares of CCBG common stock purchased by the 2 S
Partnership, reported in Item 5(c) below, were acquired for investment purposes using partnership funds.

Item 5. Interest in Securities of Issuer is amended in its entirety to read as follows: (1)

                                                     Number of    Percentage
                                                      Shares      Ownership
                                                   -----------    ----------

a.    Robert Hill Smith                              724,370.8      8.17%
      Robert Hill Smith as Custodian for              31,908.7         *
        Virginia Austin Smith (Minor Daughter)
      Robert Hill Smith as Custodian for              31,908.7         *
        Warren Hamilton Smith (Minor Son)
      The William Godfrey Smith Trust                270,911.3      3.06%
      2 S Partnership                                336,627.8      3.80%
      Smith Family Charitable Lead Trust             250,000.0      2.86%
                                                   -----------     ------
                                                   1,645,727.3     18.57%
                                                   ===========     ======

      Virginia Wilson Smith (wife)                    27,280.5         *
                                                 ============     ======
      * Less than 1%.

       Under the definition of "beneficial ownership" in Section 13d-3 of the Securities Exchange Act of 1934 (the "Act"), as amended, and the rules and regulations promulgated thereunder, Mr. Smith may be deemed to be a beneficial owner of 27,280.5 shares of CCBG common stock held by his wife, Virginia Wilson Smith. Neither the filing of this statement nor any of its contents shall be deemed to be an admission that Mr. Smith is the beneficial owner of stock held by his wife.

b. Mr. Smith has sole voting and investment power with respect to 788,188.2 shares of CCBG common stock consisting of 724,370.8 shares held directly, 31,908.7 shares held as Custodian for Virginia Austin Smith and 31,908.7 shares held as Custodian for Warren Hamilton
       Smith. Mr. Smith shares voting and investment power with William G. Smith, Jr., President, Capital City Bank
       Group, Inc., 217 N. Monroe Street, Tallahassee, Florida 32301, with respect to 857,539.1 shares of CCBG common stock, consisting of 270,911.3 shares in the William
       Godfrey Smith Trust, 336,627.8 shares in the
       2 S Partnership and 250,000 shares in the Smith Family Charitable Lead Trust. Mr. Smith has no voting or investment power with respect to the 27,280.5 shares of CCBG common stock held by his wife. Pursuant to Rule 13d-4 promulgated under the Act, Mr. Smith disclaims beneficial ownership of the 27,280.5 shares held by his wife.

c. On January 29, 1999, the Smith Family Charitable Lead Trust, of which Mr. Smith is co-trustee and remainder beneficiary, received a gift of 250,000 shares of CCBG common stock from William Godfrey Smith, as reflected on William Godfrey Smith's Schedule 13D, dated as of January 29, 1999.

       On December 17, 1998, the 2 S Partnership purchased 500 shares of CCBG common stock on the open market for $27.60 per share. On December 18, 1998, the 2 S Partnership purchased 500 shares of CCBG common stock on the open market for $27.85 per share.

d.     Not applicable.

e.     Not applicable.

(1) All shareholdings have been adjusted to reflect a 2-for-1 split of CCBG common stock on April 1, 1997, and a 3-for-2 split of CCBG common stock on June 1, 1998.




Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 10, 1999

/s/ Robert Hill Smith
    Robert Hill Smith